Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: BlackRock, Inc.
Commission File No.: 001-15305
A message from Bob Doll, President and Chief Investment Officer (CIO) Merrill Lynch Investment Managers (MLIM) and Chairman of the BlackRock Private Client Operating Committee (post-close), and Barbara Novick, Head of Account Management, BlackRock
BlackRock’s Private Client Business Post-Merger
In reviewing the combination of BlackRock and MLIM, one of the most exciting areas is our collective Private Client/Retail businesses. Historically, MLIM has done an excellent job in bringing products to the Merrill Lynch retail system and has expanded its footprint beyond Merrill Lynch in both core retail and sub-advisory. As an independent manager, BlackRock has focused on distributing product in the retail channel across a wide range of firms with a strong focus on broker-dealers, banks and independent registered investment advisors. Together, as of 12/31/05, the two firms manage approximately $284 billion in retail client assets in the Merrill Lynch system globally and through BlackRock’s private client organization in the U.S. The total includes nearly $164 billion in open-end funds, $38 billion in closed-end funds, $38 billion in retail sub-advisory assets and $44 billion in managed accounts. Our goal in the new organization is to become a well-known and well-respected provider of strong investment products and excellent service which will enable us to grow our presence significantly.
We are pleased to announce that Frank Porcelli, the MLIM Americas Chief Operating Officer (COO), will be head of BlackRock’s Private Client Group (PCG) once the MLIM/BlackRock transaction closes in the third quarter. Frank joined MLIM last year having had extensive industry experience at Putnam, Goldman Sachs and Smith Barney. Anne Ackerley will become the COO of this business, working closely with Frank to drive business results across three focused distribution channels. Anne began her career at Merrill Lynch and has run BlackRock’s Private Client Business since joining BlackRock in 2000. Initially, Anne will focus her efforts on distribution as well as oversight of business analytics and product development and management.
The PCG management team will include three professionals who will focus exclusively on the distribution of our full array of products. Michael Bitterly will head PCG’s distribution efforts in the Merrill Lynch Channel globally. John Brett will head up PCG’s distribution amongst the more than 285,000 registered U.S. financial professionals outside of the Merrill Lynch channel. Mike Saliba will be responsible for building our sub-advisory strategic alliances with investment, insurance and retirement companies.
The PCG management team will additionally include five professionals with extensive experience in retail asset management. These individuals will each lead a functional team that supports all of our retail distribution efforts. The table below highlights each of these areas and the managers who will lead these teams.

Channel Marketing and Strategy	Robert Eaton
Investment Specialists	Hugh Hurley
Business Analytics	Brian Schmidt
Brand Marketing	Grace Sette
Product Development and Management	Thomas Skrobe
We would also like to take this opportunity to thank Dan Dart and Sheila Lamb for their contributions to MLIM and BlackRock, respectively. Dan joined MLIM in 2002 as COO of MLIM’s Non-Proprietary Business and has built this business. Dan has decided to retire, however, he will continue to lead his team until the completion of the merger. Sheila joined BlackRock in 2005 as Director of Marketing and Product Management for BlackRock’s Private Client Group. Sheila will be working on various aspects of the integration and upon closing she will be establishing a cross-channel marketing team.
Over the next few weeks, each of the professionals who will comprise the New BlackRock Private Client Group Management Team will be developing a plan for integrating MLIM and BlackRock. This will include identifying functions and determining the appropriate staffing for each team and function, as well as determining the location of various functions within the Private Client Group. Our focus will be on continuing to grow our platform and expand our presence in the retail marketplace. We are excited by the prospects for the retail business given our strong base of products and clients today and our belief in the ability of this team to significantly expand the scope and scale of our business.
Dated: April 3, 2006.